September 1, 2021 By Electronic Submission U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549	Glenn R. Pollner +1 212 230 8837 (t) +1 212 230 8888 (f) wilmerhale.com Glenn.Pollner@wilmerhale.com

Attention: Donald Field

Re:	Cue Health Inc. Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted June 16, 2021 CIK No. 0001628945

Ladies and Gentlemen:

On behalf of Cue Health Inc. (the “Company”), we are responding to the comment contained in the letter dated June 28, 2021 (the “Letter”) from the staff (the “Staff”) of the Office of Life Sciences in the Division of Corporation Finance of the U.S. Securities and Exchange Commission to Ayub Khattak, the Company’s Chief Executive Officer, relating to Amendment No. 2 to the Draft Registration Statement on Form S-1 referenced above (the “Amended Draft Registration Statement”).  In response to the Staff’s comment, and in light of certain other updating changes, the Company has revised the disclosure in the Amended Draft Registration Statement and is filing a Registration Statement on Form S-1 (the “Public Registration Statement”) with this response letter. In addition to revising the disclosure in response to the Staff’s comments, the Company has also included in the Public Registration Statement (i) its unaudited condensed financial statements as of and for the six months ended June 30, 2021 and comparable financial information for the same period in 2020 and (ii) other updating information.

The response set forth below is based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by representatives of the Company.  For convenience, the response is keyed to the numbering of the comment and the heading used in the Letter.

September 1, 2021

On behalf of the Company, we advise you as follows:

Amendment No. 2 to Draft Registration Statement on Form S-1

Non-GAAP Financial Measures, page 107

1.
We understand that in response to our prior comment, you have deleted your characterization of Adjusted product gross profit margin as a measure of cash flow. Your revised disclosure states that removing the depreciation and amortization expense “results in operating performance comparability across periods” and is helpful in understanding your ongoing operating performance. Please revise your disclosure to clarify how you reasonably concluded that these objectives are achieved by treating depreciation and amortization expense differently from amortization income. In this regard, we note the disclosure on page 101 that the DoD Advance which you are amortizing as income was intended to finance the expansion of your manufacturing capabilities. Presumably the Advance was primarily spent to acquire the manufacturing equipment and facilities which largely comprises the depreciation and amortization expenses included in your cost of product revenue account (page 118). Consequently, absent clarifying disclosure to the contary, it appears that this measure is primarily designed to merely include the income you earned by acquiring the manufacturing assets while completely excluding the corresponding costs of these assets. See Item 10(e)(1)(i)(C) of Regulation S-K.

Your revised disclosure specifically characterizes the depreciation and amortization expense as “non-cash” but omits this characterization in your description of the amortization of deferred revenue. Please revise.

Please balance the disclosure regarding the usefulness of this measure in understanding ongoing operating performance to clearly state that the non-cash amortization of deferred revenue has, and may, materially impact your 2021-2022 reported revenue and that this amortization of your DoD deferred revenue balance is not expected to recur after 2022. In this regard, we note that the long-term deferred revenue balance has fallen to $48 million at March 31, 2021.

Response:	In response to the Staff’s comment, the Company has removed references to the adjusted product gross profit non-GAAP financial measures from the Public Registration Statement.

September 1, 2021

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (212) 230-8837 or facsimile at (212) 230-8888.  Thank you for your assistance.

Very truly yours,

/s/ Glenn R. Pollner
Glenn R. Pollner

cc:	Ayub Khattak, Cue Health Inc.

Erica Palsis, Cue Health Inc.

Charles S. Kim, Cooley LLP

Jonie Ing Kondracki, Cooley LLP

E. Thom Rumberger, Jr., Wilmer Cutler Pickering Hale and Dorr LLP